Exhibit 99.4
James Hardie Industries N.V.
and Subsidiaries
Consolidated Financial Statements
as of and for the Period Ended 31 March 2009

James Hardie industries N.V. and Subsidiaries
Index

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries N.V.:
We have audited the consolidated balance sheet of James Hardie Industries N.V. and subsidiaries as of March 31, 2009, and the related consolidated statement of operations, shareholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of James Hardie Industries N.V. and subsidiaries for the years ended March 31, 2008 and 2007, were audited by other auditors whose report dated May 19, 2008, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries N.V. and subsidiaries at March 31, 2009, and the consolidated results of their operations and their cash flows for the year ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.
Orange County, California
May 18, 2009

Item 1. Financial Statements

James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheets

	(Millions of		(Millions of
	US dollars)		Australian dollars)
	31 March	31 March	31 March		31 March
	2009	2008	2009		2008
			(Unaudited)		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$42.4	$35.4	A$	61.7	A$	38.6
Restricted cash and cash equivalents	5.3	5.0		7.7		5.5
Restricted cash and cash equivalents — Asbestos	45.4	37.4		66.1		40.8
Restricted short-term investments — Asbestos	52.9	77.7		77.0		84.7
Accounts and notes receivable, net of allow ance for doubtful accounts of $1.4 million (A$2.0 million) and $2.0 million (A$2.2 million) as of 31 March 2009 and 31 March 2008, respectively	111.4	131.4		162.1		143.3
Inventories	128.9	179.7		187.6		195.9
Prepaid expenses and other current assets	20.4	28.0		29.7		30.5
Insurance receivable — Asbestos	12.6	14.1		18.3		15.4
Workers’ compensation — Asbestos	0.6	6.9		0.9		7.5
Deferred income taxes	32.5	8.2		47.3		8.9
Deferred income taxes — Asbestos	12.3	9.1		17.9		9.9

Total current assets	464.7	532.9		676.3		581.0
Property, plant and equipment, net	700.8	756.4		1,019.8		824.7
Insurance receivable — Asbestos	149.0	194.3		216.9		211.8
Workers’ compensation — Asbestos	73.8	78.5		107.4		85.6
Deferred income taxes	2.1	13.2		3.1		14.4
Deferred income taxes — Asbestos	333.2	397.1		484.8		433.0
Deposit with Australian Taxation Office	173.5	205.8		252.5		224.4
Other assets	1.6	1.7		2.3		1.9

Total assets	$1,898.7	$2,179.9	A$	2,763.1	A$	2,376.8

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$89.1	$107.6	A$	129.7	A$	117.3
Short-term debt	93.3	90.0		135.8		98.1
Accrued payroll and employee benefits	35.5	37.0		51.7		40.3
Accrued product warranties	7.4	6.9		10.8		7.5
Income taxes payable	1.4	13.0		2.0		14.2
Asbestos liability	78.2	78.7		113.8		85.8
Workers’ compensation — Asbestos	0.6	6.9		0.9		7.5
Other liabilities	9.5	9.1		13.8		9.9

Total current liabilities	315.0	349.2		458.5		380.6
Long-term debt	230.7	174.5		335.7		190.3
Deferred income taxes	100.8	84.2		146.7		91.8
Accrued product warranties	17.5	10.8		25.5		11.8
Asbestos liability	1,206.3	1,497.8		1,755.4		1,633.1
Workers’ compensation — Asbestos	73.8	78.5		107.4		85.6
Other liabilities	63.3	187.5		92.1		204.4

Total liabilities	2,007.4	2,382.5	A$	2,921.3	A$	2,597.6

Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 432,263,720 shares issued at 31 March 2009 and 432,214,668 issued at 31 March 2008	219.2	219.7
Additional paid-in capital	22.7	19.3
Accumulated deficit	(352.8)	(454.5)
Common stock in treasury, at cost, nil shares and 708,695 shares at 31 March 2009 and 31 March 2008, respectively	—	(4.0)
Accumulated other comprehensive (loss) income	2.2	16.9

Total shareholders’ deficit	(108.7)	(202.6)

Total liabilities and shareholders’ deficit	$1,898.7	$2,179.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Operations

	Years Ended 31 March
(Millions of US dollars, except per share data)	2009	2008	2007

Net sales	$1,202.6	$1,468.8	$1,542.9
Cost of goods sold	(813.8)	(938.8)	(969.9)

Gross profit	388.8	530.0	573.0

Selling, general and administrative expenses	(208.8)	(228.2)	(214.6)
Research and development expenses	(23.8)	(27.3)	(25.9)
Impairment charges	—	(71.0)	—
SCI and other related expenses	—	—	(13.6)
Asbestos adjustments	17.4	(240.1)	(405.5)

Operating income (loss)	173.6	(36.6)	(86.6)
Interest expense	(11.2)	(11.1)	(12.0)
Interest income	8.2	12.2	5.5
Other expense	(14.8)	—	—

Income (loss) before income taxes	155.8	(35.5)	(93.1)

Income tax (expense) benefit	(19.5)	(36.1)	243.9

Income (loss) before cumulative effect of change in accounting principle	136.3	(71.6)	150.8
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, nil and $0.4 million, respectively	—	—	0.9

Net income (loss)	$136.3	$(71.6)	$151.7

Net income (loss) per share — basic	$0.32	$(0.16)	$0.33

Net income (loss) per share — diluted	$0.31	$(0.16)	$0.33

Weighted average common shares outstanding (Millions):
Basic	432.3	455.0	464.6
Diluted	434.5	455.0	466.4
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Operations
(Unaudited)

	Years Ended 31 March
(Millions of Australian dollars, except per share data)	2009		2008		2007

Net sales	A$	1,515.3	A$	1,689.6	A$	2,016.0
Cost of goods sold		(1,025.4)		(1,079.9)		(1,267.3)

Gross profit		489.9		609.7		748.7

Selling, general and administrative expenses		(263.1)		(262.5)		(280.4)
Research and development expenses		(30.0)		(31.4)		(33.8)
Impairment charges		—		(81.7)		—
SCI and other related expenses		—		—		(17.8)
Asbestos adjustments		21.9		(276.2)		(529.8)

Operating income (loss)		218.7		(42.1)		(113.1)
Interest expense		(14.1)		(12.8)		(15.7)
Interest income		10.3		14.0		7.2
Other expense		(18.6)		—		—

Income (loss) before income taxes		196.3		(40.9)		(121.6)
Income tax (expense) benefit		(24.6)		(41.5)		318.7

Income (loss) before cumulative effect of change in accounting principle		171.7		(82.4)		197.1
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, nil and A$0.5 million, respectively		—		—		1.2

Net income (loss)	A$	171.7	A$	(82.4)	A$	198.3

Net income (loss) per share — basic	A$	0.40	A$	(0.18)	A$	0.43

Net income (loss) per share — diluted	A$	0.40	A$	(0.18)	A$	0.43

Weighted average common shares outstanding (Millions):
Basic		432.3		455.0		464.6
Diluted		434.5		455.0		466.4
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2009	2008	2007

Cash Flows From Operating Activities
Net income (loss)	$136.3	$(71.6)	$151.7
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortisation	56.4	56.5	50.7
Deferred income taxes	(58.2)	(54.0)	(310.4)
Prepaid pension cost	0.7	1.0	(0.4)
Stock-based compensation	7.2	7.7	4.5
Asbestos adjustments	(17.4)	240.1	405.5
Cumulative effect of change in accounting principle	—	—	(0.9)
Other-than-temporary impairment on investments	14.8	—	—
Impairment charges	—	71.0	—
Other	—	(3.4)	1.3
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	69.0	44.7	(5.0)
Payment to the AICF	(110.0)	—	(146.9)
Accounts and notes receivable	6.6	39.6	(4.8)
Inventories	40.3	(26.6)	(19.5)
Prepaid expenses and other current assets	5.7	4.9	(0.1)
Insurance receivable — Asbestos	16.5	16.7	—
Accounts payable and accrued liabilities	(11.4)	2.6	(18.4)
Asbestos liability	(91.1)	(67.0)	—
Deposit with Australian Taxation Office	(9.9)	(9.7)	(154.8)
ATO settlement payment	(101.6)	—	—
Other accrued liabilities and other liabilities	0.9	66.8	(19.6)

Net cash (used in) provided by operating activities	(45.2)	319.3	(67.1)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(26.1)	(38.5)	(92.6)

Net cash used in investing activities	(26.1)	(38.5)	(92.6)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	128.8	291.0	—
Repayments of short-term borrowings	(125.5)	(284.0)	(98.0)
Proceeds from long-term borrowings	431.6	333.5	105.0
Repayments of long-term borrowings	(375.4)	(264.0)	(121.7)
Proceeds from issuance of shares	0.1	3.3	18.5
Tax benefit from stock options exercised	—	—	1.8
Treasury stock purchased	—	(208.0)	—
Dividends paid	(34.6)	(126.2)	(42.1)
Collections on loans receivable	—	—	0.1

Net cash provided by (used in) financing activities	25.0	(254.4)	(136.4)

Effects of exchange rate changes on cash	53.3	(25.1)	15.1

Net increase (decrease) in cash and cash equivalents	7.0	1.3	(281.0)
Cash and cash equivalents at beginning of period	35.4	34.1	315.1

Cash and cash equivalents at end of period	$42.4	$35.4	$34.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	$8.9	$21.6	$26.1
Short-term deposits	33.5	13.8	8.0

Cash and cash equivalents at end of period	$42.4	$35.4	$34.1

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$7.8	$12.8	$3.9
Cash paid during the year for income taxes, net	$23.2	$70.4	$80.8
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Years Ended 31 March
(Millions of Australian dollars)	2009		2008		2007

Cash Flow s From Operating Activities
Net income (loss)	A$	171.7	A$	(82.4)	A$	198.3
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortisation		71.1		65.0		66.2
Deferred income taxes		(73.3)		(62.1)		(405.6)
Prepaid pension cost		0.9		1.2		(0.5)
Stock-based compensation		9.1		8.9		5.9
Asbestos adjustments		(21.9)		276.2		529.8
Cumulative effect of change in accounting principle		—		—		(1.2)
Other-than-temporary impairment on investments		18.6		—		—
Impairment charges		—		81.7		—
Other		—		(3.9)		1.7
Changes in operating assets and liabilities:
Restricted cash and cash equivalents		86.9		51.4		(6.4)
Payment to the AICF		(138.6)		—		(192.1)
Accounts and notes receivable		8.3		45.6		(6.3)
Inventories		50.8		(30.6)		(25.5)
Prepaid expenses and other current assets		7.2		5.6		(0.1)
Insurance receivable — Asbestos		20.8		19.2		—
Accounts payable and accrued liabilities		(14.4)		3.0		(24.0)
Asbestos liability		(114.8)		(77.1)		—
Deposit with Australian Taxation Office		(12.5)		(11.2)		(202.3)
ATO settlement payment		(128.0)		—		—
Other accrued liabilities and other liabilities		1.1		76.8		(25.6)

Net cash (used in) provided by operating activities		(57.0)		367.3		(87.7)

Cash Flow s From Investing Activities
Purchases of property, plant and equipment		(32.9)		(44.3)		(121.0)

Net cash used in investing activities		(32.9)		(44.3)		(121.0)

Cash Flow s From Financing Activities
Proceeds from short-term borrowings		162.3		334.8		—
Repayments of short-term borrowings		(158.1)		(326.7)		(128.0)
Proceeds from long-term borrowings		543.8		383.6		137.2
Repayments of long-term borrowings		(473.0)		(303.7)		(159.0)
Proceeds from issuance of shares		0.1		3.8		24.2
Tax benefit from stock options exercised		—		—		2.4
Treasury stock purchased		—		(239.3)		—
Dividends paid		(43.6)		(145.2)		(55.0)
Collections on loans receivable		—		—		0.1

Net cash provided by (used in) financing activities		31.5		(292.7)		(178.1)

Effects of exchange rate changes on cash		81.5		(34.0)		(11.3)

Net increase (decrease) in cash and cash equivalents		23.1		(3.7)		(398.1)
Cash and cash equivalents at beginning of period		38.6		42.3		440.4

Cash and cash equivalents at end of period	A$	61.7	A$	38.6	A$	42.3

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$	13.0	A$	23.6	A$	32.4
Short-term deposits		48.7		15.0		9.9

Cash and cash equivalents at end of period	A$	61.7	A$	38.6	A$	42.3

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	A$	9.8	A$	14.7	A$	4.8
Cash paid during the year for income taxes, net	A$	29.2	A$	81.0	A$	100.2
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Deficit

					Accumulated
		Additional			Other
	Common	Paid-in	Accumulated	Treasury	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Stock	(Loss) Income	Total
Balances as of 31 March 2006	$253.2	$158.4	$(288.3)	$—	$(28.4)	$94.9

Comprehensive income:
Net income	—	—	151.7	—	—	151.7
Foreign currency translation gain	—	—	—	—	36.5	36.5

Other comprehensive income	—	—	—	—	36.5	36.5

Total comprehensive income						188.2
Adoption of FAS 158, net of tax	—	—	—	—	(2.7)	(2.7)
Stock-based compensation	—	4.5	—	—	—	4.5
Tax benefit from stock options exercised	—	1.8	—	—	—	1.8
Employee loans repaid	—	0.1	—	—	—	0.1
Stock options exercised	3.1	15.4	—	—	—	18.5
Dividends paid	—	—	(42.1)	—	—	(42.1)
Other	(4.5)	—	—	—	—	(4.5)

Balances as of 31 March 2007	$251.8	$180.2	$(178.7)	$—	$5.4	$258.7

Comprehensive loss:
Net loss	—	—	(71.6)	—	—	(71.6)
Pension and post-retirement benefit adjustments	—	—	—	—	0.6	0.6
Unrealised loss on investments	—	—	—	—	(4.4)	(4.4)
Foreign currency translation gain	—	—	—	—	15.3	15.3

Other comprehensive income	—	—	—	—	11.5	11.5

Total comprehensive loss						(60.1)
Adoption of FIN 48	—	—	(78.0)	—	—	(78.0)
Stock-based compensation	—	7.7	—	—	—	7.7
Stock options exercised	0.5	2.8	—	—	—	3.3
Dividends paid	—	—	(126.2)	—	—	(126.2)
Treasury stock purchased	—	—	—	(208.0)	—	(208.0)
Treasury stock retired	(32.6)	(171.4)	—	204.0	—	—

Balances as of 31 March 2008	$219.7	$19.3	$(454.5)	$(4.0)	$16.9	$(202.6)

Comprehensive income:
Net income	—	—	136.3	—	—	136.3
Pension and post-retirement benefit adjustments	—	—	—	—	0.7	0.7
Unrealised loss on investments	—	—	—	—	4.4	4.4
Foreign currency translation loss	—	—	—	—	(19.8)	(19.8)

Other comprehensive loss	—	—	—	—	(14.7)	(14.7)

Total comprehensive income						121.6
Stock-based compensation	—	7.2	—	—	—	7.2
Tax benefit from stock options exercised	—	(0.4)	—	—	—	(0.4)
Stock options exercised	—	0.1	—	—	—	0.1
Dividends paid	—	—	(34.6)	—	—	(34.6)
Treasury stock retired	(0.5)	(3.5)	—	4.0	—	—

Balances as of 31 March 2009	$219.2	$22.7	$(352.8)	$—	$2.2	$(108.7)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
1. Background and Basis of Presentation
Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
Background
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.
Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.
Previously deconsolidated entities have been consolidated beginning 31 March 2007 as part of the process of accounting for certain asbestos liabilities. Upon shareholder approval of the Amended and Restated Final Funding Agreement on 7 February 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 2 and Note 11 for additional information.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special purpose entities, collectively referred to as either the “Company” or “James Hardie” and JHI NV, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.
The assets, liabilities, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with US GAAP and have not been audited. The exchange rates used to calculate the convenience translations are as follows:

	31 March
(US$1 = A$)	2009	2008	2007

Assets and liabilities	1.4552	1.0903	1.2395
Statements of operations	1.2600	1.1503	1.3066
Cash flows — beginning cash	1.0903	1.2395	1.3975
Cash flows — ending cash	1.4552	1.0903	1.2395
Cash flows — current period movements	1.2600	1.1503	1.3066

James Hardie Industries N.V. and Subsidiaries
2. Summary of Significant Accounting Policies
Accounting Principles
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries and special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ deficit.
Foreign Currency Translation
All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.
Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents include amounts on deposit with insurance companies.
Accounts Receivable
The Company periodically reviews trade receivables and estimates of the allowance for doubtful accounts. The allowance is determined by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.
Inventories
Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

James Hardie Industries N.V. and Subsidiaries

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software and software development	3 to 7
Office furniture and equipment	3 to 10
The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, the Company accrues for all asset retirement obligations in the period in which the liability is incurred. The initial measurement of an asset retirement obligation is based upon the present value of estimated cost and a related long-lived asset retirement cost is capitalised as part of the asset’s carrying value and allocated to expense over the asset’s useful life.
Impairment of Long-Lived Assets
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.
Environmental Remediation Expenditures
Environmental remediation expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.
Revenue Recognition
The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Cost of Goods Sold
Cost of goods sold is primarily comprised of cost of materials, labour and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.

James Hardie Industries N.V. and Subsidiaries
Shipping and Handling
Shipping and handling costs are charged to cost of goods sold as incurred. Recovery of these costs is incorporated in the Company’s sales price per unit and is therefore classified as part of net sales.
Selling, General and Administrative
Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company’s distribution network.
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$9.9 million, US$11.9 million and US$17.0 million during the years ended 31 March 2009, 2008 and 2007, respectively.
Research and Development
Research and development costs are charged to expense when incurred.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.
Financial Instruments
To meet the reporting requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

James Hardie Industries N.V. and Subsidiaries
Stock-based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$7.2 million, US$7.7 million and US$5.8 million for the years ended 31 March 2009, 2008 and 2007, respectively.
Upon adoption of SFAS No. 123R, “Accounting for Stock-Based Compensation”, at the beginning of fiscal year 2007, the Company analysed forfeiture rates on all of its 2001 Stock Option Plan grants for which vesting was complete, resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this estimated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million net of an income tax benefit of US$0.4 million was recorded effective 1 April 2006. The adjustment is presented on the consolidation statements of operations as a cumulative effect of change in accounting principle (net of income tax). The portion of the cumulative adjustment that relates to US-based employees caused a reduction in the deferred tax asset previously recorded. For the twelve months ended 31 March 2007, the amount of the cumulative adjustment related to US-based employees was US$1.0 million for which the related USA income tax adjustment was US$0.4 million.
Employee Benefit Plans
The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees’ salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company’s total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.
Dividends
Dividends are recorded as a liability on the date the Board of Directors formally declares the dividend.
Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as shares issued pursuant to exercise of options granted under share option plans, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2009	2008	2007

Basic common shares outstanding	432.3	455.0	464.6
Dilutive effect of stock awards	2.2	—	1.8

Diluted common shares outstanding	434.5	455.0	466.4

(US dollars)	2009	2008	2007

Net income (loss) per share — basic	$0.32	$(0.16)	$0.33
Net income (loss) per share — diluted	$0.31	$(0.16)	$0.33
Potential common shares of 19.0 million, 10.4 million and 7.7 million for the years ended 31 March 2009, 2008 and 2007, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

James Hardie Industries N.V. and Subsidiaries
Repurchased Common Stock
The Company accounts for repurchased common stock under the cost method and includes such treasury stock as a component of shareholders’ equity. Retirement of treasury stock is recorded as a reduction of common stock and additional paid-in capital, as applicable.
Accumulated Other Comprehensive Income
Accumulated other comprehensive income includes foreign currency translation gains and losses, unrealised losses on investments and unrecognised pension costs, and is presented as a separate component of shareholders’ deficit.
Asbestos
At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the Amended FFA entered into on 21 November 2006 to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.
Upon shareholder approval of the Amended FFA, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, the Company consolidated the AICF with the Company resulting in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) will be able to claim a taxable deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as Asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an Income tax (expense) benefit on its consolidated statements of operations.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies, and makes compensation payments in respect of those proven claims.
AICF
Under the terms of the Amended FFA, the Performing Subsidiary has a contractual liability to make payments to the AICF. This funding to the AICF results in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies. Due to the Company’s variable interest in the AICF, it consolidates the AICF in accordance with FASB, Interpretation No. 46R, “Consolidation of Variable Interest Entities”.
The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously

James Hardie Industries N.V. and Subsidiaries
reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.
Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is US$10.0 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

James Hardie Industries N.V. and Subsidiaries
The portion of the KPMG Actuaries estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the KPMG Actuaries estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in Other Liabilities on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.
AICF — Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA. The current portion of the Asbestos deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent fiscal year.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.

James Hardie Industries N.V. and Subsidiaries
Recent Accounting Pronouncements
Business Combinations
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations (“SFAS No. 141R”)”, which replaces SFAS No. 141. The statement establishes principles and requirements for how the acquirer in a business combination recognises and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognises and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for the Company for business combinations for which the acquisition date is on or after 1 April 2009. The adoption of SFAS No. 141R will not have a material impact on the Company’s financial statements unless acquisitions are made.
Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51
In December 2007, the FASB approved the issuance of SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the entity be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the entity’s equity; the amount of consolidated net income attributable to the entity and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in the entity’s ownership interest while the entity retains its controlling financial interest in its subsidiary be accounted for consistently. The provisions of SFAS No. 160 are effective for the Company on 1 April 2009. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s financial statements.
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company 1 April 2009. The adoption of SFAS No. 161 is not expected to have a material impact on the Company’s financial statements.
Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective 60 days following the Securities Exchange and Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The adoption of SFAS No. 162 is not expected to have a material impact on the Company’s financial statements.

James Hardie Industries N.V. and Subsidiaries
3. Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.
Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2009	2008

Cash at bank and on hand	$8.9	$21.6
Short-term deposits	33.5	13.8

Total cash and cash equivalents	$42.4	$35.4

Short-term deposits are placed at floating interest rates varying between 0.18% to 5.00% and 2.14% to 2.93% as of 31 March 2009 and 2008, respectively.
4. Restricted Cash and Cash Equivalents
Included in restricted cash and cash equivalents is US$5.3 million and US$5.0 million related to an insurance policy as of 31 March 2009 and 2008, respectively.
5. Accounts and Notes Receivable
Accounts and notes receivable consist of the following components:

	31 March
(Millions of US dollars)	2009	2008

Trade receivables	$96.6	$122.7
Other receivables and advances	16.2	10.7
Allowance for doubtful accounts	(1.4)	(2.0)

Total accounts and notes receivable	$111.4	$131.4

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2009	2008

Balance at beginning of period	$2.0	$1.5
Charged to expense	0.4	0.6
Costs and deductions	(1.0)	(0.1)

Balance at end of period	$1.4	$2.0

James Hardie Industries N.V. and Subsidiaries
6. Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2009	2008

Finished goods	$82.5	$127.4
Work-in-process	4.7	8.4
Raw materials and supplies	48.9	51.0
Provision for obsolete finished goods and raw materials	(7.2)	(7.1)

Total inventories	$128.9	$179.7

7. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	in Progress	Total

Balance at 31 March 2007:
Cost	$16.9	$218.3	$811.3	$117.3	$1,163.8
Accumulated depreciation	—	(40.0)	(296.1)	—	(336.1)

Net book value	16.9	178.3	515.2	117.3	827.7
Changes in net book value:
Capital expenditures	0.3	7.3	65.8	(34.9)	38.5
Retirements and sales	—	—	(1.2)	—	(1.2)
Depreciation	—	(12.0)	(44.5)	—	(56.5)
Impairment	—	(16.7)	(54.3)	—	(71.0)
Other movements	—	—	5.2	—	5.2
Foreign currency translation adjustments	—	—	13.7	—	13.7

Total changes	0.3	(21.4)	(15.3)	(34.9)	(71.3)
Balance at 31 March 2008:
Cost	17.2	208.9	840.5	82.4	1,149.0
Accumulated depreciation	—	(52.0)	(340.6)	—	(392.6)

Net book value	$17.2	$156.9	$499.9	$82.4	$756.4

Changes in net book value:
Capital expenditures	0.8	3.4	52.7	(30.8)	26.1
Depreciation	—	(9.4)	(47.0)	—	(56.4)
Other movements	—	—	(0.2)	—	(0.2)
Foreign currency translation adjustments	—	—	(25.1)	—	(25.1)

Total changes	0.8	(6.0)	(19.6)	(30.8)	(55.6)
Balance at 31 March 2009:
Cost	18.0	212.3	867.9	51.6	1,149.8
Accumulated depreciation	—	(61.4)	(387.6)	—	(449.0)

Net book value	$18.0	$150.9	$480.3	$51.6	$700.8

Construction in progress consists of plant expansions and upgrades.
Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$0.1 million, US$0.6 million and US$5.3 million for the years ended 31 March 2009, 2008 and 2007, respectively. Depreciation expense for continuing operations was

James Hardie Industries N.V. and Subsidiaries
US$56.4 million, US$56.5 million and US$50.7 million for the years ended 31 March 2009, 2008 and 2007, respectively.
Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$0.8 million and US$0.6 million as of 31 March 2009 and 2008, respectively.
Asset Impairments
The Company recorded an asset impairment charge of US$32.4 million in the year ended 31 March 2008 in its USA and Europe Fibre Cement segment related to the suspension of production at its Blandon, Pennsylvania plant in the United States. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
The Company recorded an asset impairment charge of US$25.4 million in the year ended 31 March 2008 in its USA and Europe Fibre Cement segment, related to the closure of its Plant City, Florida Hardie Pipe plant. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
The Company recorded an asset impairment charge of US$13.2 million in the year ended 31 March 2008 related to buildings and machinery utilised to produce materials for the Company’s products. This asset impairment was recorded in its USA and Europe Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
8. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2009	2008

Trade creditors	$44.4	$73.7
Other creditors and accruals	44.7	33.9

Total accounts payable and accrued liabilities	$89.1	$107.6

9. Short and Long-Term Debt
Debt consists of the following components:

	31 March
(Millions of US dollars)	2009	2008

Short-term debt	$93.3	$90.0
Long-term debt	230.7	174.5

Total debt[1]	$324.0	$264.5

[1]	Total debt at 1.48% and 3.63% weighted average interest rates at 31 March 2009 and 2008, respectively.

James Hardie Industries N.V. and Subsidiaries
At 31 March 2009, the Company’s credit facilities consisted of :

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	1.43%	68.3	43.3

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.85%	50.0	50.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	1.37%	245.0	205.7

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.78%	45.0	25.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$498.3	$324.0

Credit facilities as of 31 March 2009 consist of 364-day facilities in the amount of US$68.3 million, which as of 31 March 2009, mature in June 2009. The Company is aware that US$51.6 million of this amount will not be extended. The Company has requested extensions of the maturity date of the remaining US$16.7 million of such credit facilities.
For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 March 2009, there was US$324.0 million drawn under the combined facilities and US$174.3 million was available.
At 31 March 2009, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of its Free Cash Flow (as defined in the Amended

James Hardie Industries N.V. and Subsidiaries
FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Final Funding Agreement in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
10. Product Warranties
The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$1.9 million and US$2.7 million as of 31 March 2009 and 2008, respectively.
The following are the changes in the product warranty provision:

	Years Ended
	31 March
(Millions of US dollars)	2009	2008

Balance at beginning of period	$17.7	$15.2
Accruals for product warranties	14.6	10.2
Settlements made in cash or in kind	(7.1)	(7.9)
Foreign currency translation adjustments	(0.3)	0.2

Balance at end of period	$24.9	$17.7

James Hardie Industries N.V. and Subsidiaries
11. Asbestos
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended 31 March
(Millions of US dollars )	2009	2008	2007

Change in estimates:
Change in actuarial estimate — asbestos liability	$(180.9)	$(175.0)	$50.3
Change in actuarial estimate — insurance receivable	19.8	27.4	(22.6)
Change in estimate — AICF claims-handling costs	(1.2)	(6.5)	0.8
Change in estimate — other	—	1.2	—

Subtotal — Change in estimates	(162.3)	(152.9)	28.5

Gain (loss) on foreign currency exchange	179.7	(87.2)	(94.5)
Tax impact related to the implementation of the Amended FFA	—	—	(335.0)
Other adjustments	—	—	(4.5)

Total Asbestos Adjustments	$17.4	$(240.1)	$(405.5)

James Hardie Industries N.V. and Subsidiaries
Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability”.

	31 March
(Millions of US dollars )	2009	2008
Asbestos liability — current	$(78.2)	$(78.7)
Asbestos liability — non-current	(1,206.3)	(1,497.8)

Asbestos liability — Total	(1,284.5)	(1,576.5)

Insurance receivable — current	12.6	14.1
Insurance receivable — non-current	149.0	194.3

Insurance receivable — Total	161.6	208.4

Workers’ compensation asset — current	0.6	6.9
Workers’ compensation asset — non-current	73.8	78.5
Workers’ compensation liability — current	(0.6)	(6.9)
Workers’ compensation liability — non-current	(73.8)	(78.5)

Workers’ compensation — Total	—	—

Deferred income taxes — current	12.3	9.1
Deferred income taxes — non-current	333.2	397.1

Deferred income taxes — Total	345.5	406.2

Income tax payable (reduction in income tax payable)	22.8	20.4
Other net liabilities	(2.0)	(3.4)

Net Amended FFA liability	(756.6)	(944.9)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	98.3	115.1

Unfunded Net Amended FFA liability	$(658.3)	$(829.8)

James Hardie Industries N.V. and Subsidiaries
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2009.
The changes in the asbestos liability for the year ended 31 March 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Asbestos liability — 31 March 2008	A$	(1,718.9)	1.0903	$(1,576.5)

Asbestos claims paid[1]		111.5	1.2600	88.5
AICF claims-handling costs incurred[1]		3.3	1.2600	2.6
Change in actuarial estimate[2]		(263.3)	1.4552	(180.9)
Change in estimate of AICF claims-handling costs[2]		(1.8)	1.4552	(1.2)
Gain on foreign currency exchange				383.0

Asbestos liability — 31 March 2009	A$	(1,869.2)	1.4552	$(1,284.5)

Insurance Receivable — Asbestos
The changes in the insurance receivable for the year ended 31 March 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Insurance receivable — 31 March 2008	A$	227.2	1.0903	$208.4

Insurance recoveries[1]		(20.8)	1.2600	(16.5)
Change in actuarial estimate[2]		28.8	1.4552	19.8
Loss on foreign currency exchange				(50.1)

Insurance receivable — 31 March 2009	A$	235.2	1.4552	$161.6

Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the year ended 31 March 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Deferred tax assets — 31 March 2008	A$	442.9	1.0903	$406.2

Amounts offset against income tax payable[1]		(11.1)	1.2600	(8.8)
Impact of change in actuarial estimates[2]		70.9	1.4552	48.7
Loss on foreign currency exchange				(100.6)

Deferred tax assets — 31 March 2009	A$	502.7	1.4552	$345.5

James Hardie Industries N.V. and Subsidiaries
Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2009 and 31 March 2008, this amount was US$22.8 million and US$20.4 million, respectively. During the year ended 31 March 2009, there was a US$6.3 million unfavourable effect of foreign currency exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.2 million and US$3.3 million at 31 March 2009 and 2008, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net asset of US$0.2 million at 31 March 2009 and a net liability of US$0.1 million at 31 March 2008. During the year ended 31 March 2009, there was a US$0.8 million favourable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended 31 March 2009, no short-term investments were purchased or sold.
The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2008	A$	125.5	1.0903	$115.1

Asbestos claims paid[1]		(111.5)	1.2600	(88.5)
Payments received in accordance with AFFA[3]		114.7	1.0648	107.7
Interest payments received in accordance with AFFA[3]		3.3	1.4368	2.3
AICF operating costs paid — claims-handling[1]		(3.3)	1.2600	(2.6)
AICF operating costs paid — non claims-handling[1]		(0.9)	1.2600	(0.7)
Insurance recoveries[1]		20.8	1.2600	16.5
Interest and investment income[1]		8.1	1.2600	6.4
Loss on investments[1]		(13.1)	1.2600	(10.4)
Other[1]		(0.5)	1.2600	(0.4)
Loss on foreign currency exchange				(47.1)

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2009	A$	143.1	1.4552	$98.3

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2009 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

[3]	The weighted average exchange rate for the actual exchange rates received on payment are used to convert the Australian dollar amount to US dollars.

James Hardie Industries N.V. and Subsidiaries
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2009. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.8 billion (US$1.2 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.1 billion (US$2.1 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2009 and to adjust for payments made to claimants during the year then ended.
In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2009, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.1 billion (US$2.1 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$462.3 million (US$317.7 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$83.5 million (US$57.4 million) of “by claim” or subrogation recoveries from other third parties. In accordance with FIN 39, the Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.2 billion (US$0.8 billion) to A$2.6 billion (US$1.8 billion) (undiscounted, but inflated, estimates of A$1.9 billion (US$1.3 billion) to A$5.5 billion (US$3.8 billion)), as of 31 March 2009. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this

James Hardie Industries N.V. and Subsidiaries
estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2009		2008		2007		2006[1]		2005

Number of open claims at beginning of period		523		490		564		712		687
Number of new claims		607		552		463		346		489
Number of closed claims		596		519		537		502		464
Number of open claims at end of period		534		523		490		556		712
Average settlement amount per settled claim	A$	190,638	A$	147,349	A$	166,164	A$	151,883	A$	157,594
Average settlement amount per case closed	A$	168,248	A$	126,340	A$	128,723	A$	122,535	A$	136,536

Average settlement amount per settled claim	US$	151,300	US$	128,096	US$	127,163	US$	114,318	US$	116,572
Average settlement amount per case closed	US$	133,530	US$	109,832	US$	98,510	US$	92,229	US$	100,996

[1]	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

James Hardie Industries N.V. and Subsidiaries
12. Fair Value Measurements
On 1 April 2008, the Company adopted SFAS No. 157 “ Fair Value Measurements” (“SFAS No. 157”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 defines fair value as the prices that would need to be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by SFAS No. 157 contains three levels as follows:
Level 1 — Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.
Level 2 — Other observable inputs available at the measurement date, other than the quoted prices included in Level 1, either directly or indirectly, including:
▪	quoted prices for similar assets or liabilities in active markets;

▪	quoted prices for identical or similar assets in non-active markets;

▪	inputs other than quoted prices that are observable for the asset or liability; and

▪	inputs derived principally from or corroborated by other observable market data.
Level 3 — Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilise management’s estimates of market participant assumptions.
The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at the fair value on a recurring basis at 31 March 2009 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US Dollars)	31 March 2009	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$42.4	$42.4	$—	$—
Restricted cash and cash equivalents	50.7	50.7	—	—
Restricted short-term investments	52.9	52.9	—	—

Total Assets	$146.0	$146.0	$—	$—

Liabilities
Accounts Payable	1.9	—	1.9	—

Total Liabilities	$1.9	$—	$1.9	$—

Restricted short-term investments are held and managed by the AICF and are reported at their fair value. The fair value of these investments decreased US$10.4 million and US$4.4 million in the years ended 31 March 2009 and 2008, respectively. At 31 March 2008, the Company had recorded the US$4.4 million loss as unrealised and as a separate component of accumulated other comprehensive income. However, at 31 March 2009, the Company determined these investments were other than temporarily impaired due to the current economic environment, the length of time the fair value of the assets were less than cost and the deepness of the discount of the fair value compared to the assets cost. The Company realised the entire US$14.8 million change in fair value as a loss on the Consolidated Statement of Operations within the line item Other Expense.
At 31 March 2009, the Company had four interest rate swap contracts with a fair value of US$1.9 million, which are included in Accounts Payable. Movements in the fair value of these interest rate swaps are recorded in the statement of operations in Interest Expense and Interest Income. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest

James Hardie Industries N.V. and Subsidiaries
rate. These contracts were entered into to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external debt.
13. Commitment and Contingencies
ASIC Proceedings
Judgment
On 23 April 2009, Justice Gzell delivered judgment in the civil proceedings commenced by the Australian Securities & Investments Commission (“ASIC”) in February 2007 in the Supreme Court of New South Wales against the Company, a former related entity JHIL (now ABN 60), and ten former directors and officers. The trial of the proceedings concluded in early March 2009.
As against the Company, Justice Gzell found that:
•	the Company breached section 1041E of Australia’s Corporations Act 2001 (Cth) (“Act”) (false or misleading statements) and section 1041H of the Act (misleading or deceptive conduct) by delivering a set of slides to the Australian Securities Exchange (“ASX”) in June 2002 that referred to the creation and funding of the Medical Research and Compensation Fund by ABN 60 in February 2001, and

•	the Company breached section 674(2) of the Act (continuous disclosure) in the period 25 March to 30 June 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.
However, Justice Gzell dismissed the remaining allegations made by ASIC against the Company in relation to statements made by its former CEO, Peter Macdonald, in Edinburgh and London in June 2002.
Justice Gzell also made breach findings against ABN 60 and each of the former directors and officers (details of which may be obtained from ASIC’s website), but also dismissed several allegations made by ASIC against these parties.
There will be a further hearing in relation to exoneration and penalties. This is expected to occur in June or possibly as late as July 2009, and may involve further evidence. Orders as to costs and penalties are expected to be entered after this, but at present, there is no agreed timetable.
Appeal
The Company is considering its position regarding an appeal as are the other parties, as the Company understands it.
Indemnities
As noted previously, the Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, the examination of those persons by ASIC delegates and in respect of their defence costs of the ASIC proceedings. The Company has and may continue to incur costs under these indemnities which may be significant. In this respect, the Company has obligations, or has offered, to advance funds in respect of defence costs and such advances have been and may continue to be made. Currently, a portion of the defence costs of former directors are being advanced by third parties, with the Company paying the balance. Based upon the information available to it presently, the Company expects this arrangement to continue. The Company notes that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It

James Hardie Industries N.V. and Subsidiaries
is the Company’s policy to expense legal costs as incurred. The Company may also incur a liability to meet a proportion of ASIC’s costs of the ASIC proceedings to the extent it was successful against the Company and individual defendant who are indemnified by the Company, the Court makes a cost order to this effect, and the costs payable are not offset by any costs claims the Company or indemnified defendants may have against ASIC in relation to an interlocutory appeal or which it is not reasonable for ASIC to claim.
There remains uncertainty surrounding the likely outcome of the ASIC proceedings and any potential appeals. There is a possibility that the Company could become responsible for other amounts in addition to the defence costs, such as a proportion of ASIC’s costs, as noted above. However, at this stage, the Company believes that although such amounts are reasonably possible, the amount or range of such amounts is not estimable.
Chile Litigation
On 24 April 2009, a trial court in Santiago, Chile awarded the equivalent of US$13.4 million in damages against Fibrocementos Volcan Limitada (“FC Volcan”, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fibre cement manufacturer in Chile Producción Química y Electrónica Quimel S.A. (“Quimel”) also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and the Company retained conduct of the defence of the matters.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the US$13.4 million damages award which is now the subject of the appeal by FC Volcan.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. A court decision in that action is anticipated during the currentthis quarter.
The Company denied and continues to deny the allegations of predatory pricing in Chile. The Company retained conduct of the appeal of the two civil damages matters. The Company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. The Company also intends to exercise its rights under the indemnification provisions, including applicable conditions and limitations.
As at 31 March 2009 management believes it has adequately provided for this contingency as required under SFAS No. 5.

James Hardie Industries N.V. and Subsidiaries
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters is not expected to have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, ASIC proceedings, the Chile litigation and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2009:

Years ending 31 March:	(Millions of US dollars)

2010	$14.0
2011	12.2
2012	11.0
2013	10.4
2014	10.3
Thereafter	38.9

Total	$96.8

Rental expense amounted to US$14.5 million, US$10.2 million and US$12.1 million for the years ended 31 March 2009, 2008 and 2007, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$0.6 million at 31 March 2009.
Note 11 Asbestos and Note 14 Income Taxes contain certain additional disclosures relating to commitments and contingencies.

James Hardie Industries N.V. and Subsidiaries
14. Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit for continuing operations consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2009	2008	2007

(Loss) income from continuing operations before income taxes:
Domestic[1]	$24.6	$80.1	$110.9
Foreign	131.2	(115.6)	(204.0)

(Loss) income from continuing operations before income taxes	$155.8	$(35.5)	$(93.1)

Income tax (expense) benefit:
Current:
Domestic[1]	$(0.1)	$(7.1)	$0.4
Foreign	37.4	(102.1)	(63.7)

Current income tax (expense) benefit	37.3	(109.2)	(63.3)

Deferred:
Domestic[1]	(0.1)	(0.2)	0.1
Foreign	(56.7)	73.3	307.1

Deferred income tax (expense) benefit	(56.8)	73.1	307.2

Total income tax (expense) benefit for continuing operations	$(19.5)	$(36.1)	$243.9

[1]	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.
Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2009	2008	2007

Income tax benefit (expense) computed at statutory tax rates	$(47.0)	$7.8	$16.2
US state income taxes, net of the federal benefit	(2.9)	(1.9)	(6.5)
Asbestos provision	—	—	242.0
Asbestos — effect of foreign exchange	51.2	(27.5)	(24.1)
Benefit from Dutch financial risk reserve regime	1.8	7.3	8.1
Expenses not deductible	(7.8)	(3.2)	(1.7)
Non-assessable items	1.6	2.7	1.8
Losses not available for carryforward	(4.1)	(1.4)	(3.2)
Change in reserves	(13.4)	(18.5)	10.4
Taxes on foreign income	(2.7)	(2.1)	(1.9)
State amended returns and audit	3.0	—	—
Change in tax law	—	—	3.0
Other items	0.8	0.7	(0.2)

Total income tax (expense) benefit	$(19.5)	$(36.1)	$243.9

Effective tax rate	12.5%	101.7%	262.0%

James Hardie Industries N.V. and Subsidiaries
Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2009	2008

Deferred tax assets:
Asbestos liability	$345.5	$406.2
Other provisions and accruals	28.5	27.0
Net operating loss carryforwards	1.9	6.3
Capital loss carryforwards	22.8	40.0
Taxes on intellectual property transfer	3.6	6.5
Prepayments	4.2	2.9
Foreign currency movements	6.6	—
Other	2.1	0.8

Total deferred tax assets	415.2	489.7
Valuation allowance	(22.8)	(45.1)

Total deferred tax assets, net of valuation allowance	392.4	444.6

Deferred tax liabilities:
Property, plant and equipment	(105.7)	(93.4)
Accrued interest income	(7.5)	—
Foreign currency movements	—	(15.2)

Total deferred tax liabilities	(113.2)	(108.6)

Net deferred tax assets	$279.2	$336.0

Under SFAS No. 109, “Accounting for Income Taxes”, the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian capital loss carryforwards. The valuation allowance decreased by US$22.3 million during the fiscal year 2009 due to foreign currency movements and write-offs of certain losses as part of the ATO settlement.
At 31 March 2009, the Company had Australian tax loss carryforwards of approximately US$1.9 million that will never expire.
At 31 March 2009, the Company had US$76.0 million in Australian capital loss carryforwards which will never expire. At 31 March 2009, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
At 31 March 2009, the undistributed earnings of non-Dutch subsidiaries approximated US$724.9 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
The Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

James Hardie Industries N.V. and Subsidiaries
In fiscal years 2009, 2008 and 2007, the Company recorded income tax benefit of US$3.0, nil and US$10.4 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed for calendar year 2008 and subsequent periods.
FASB Interpretation No. 48
The Company adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes” on 1 April 2007. The adoption of FIN 48 resulted in the reduction of the Company’s consolidated beginning retained earnings of US$78.0 million. As of the adoption date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties was US$39.7 million.
As of 31 March 2009 the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is a benefit of US$12.3 million and an expense of US$16.0 million, respectively
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties
Balance at 1 April 2007	$39.0	$39.7
Additions for tax positions of the current year	1.3	—
Additions for tax positions of prior year	16.0	1.8
Foreign currency translation adjustment	5.6	5.5

Balance at 31 March 2008	$61.9	$47.0
Additions for tax positions of the current year	1.7	—
Additions for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)

Balance at 31 March 2009	$12.3	$(16.0)

James Hardie Industries N.V. and Subsidiaries
The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the years ended 31 March 2009 and 2008, the total amount of interest and penalties recognised in tax expense/(benefit) was a benefit of US$14.3 million and an expense of US$1.8 million, respectively.
The liabilities associated with FIN 48 are included in other non-current liabilities on the Company’s consolidated balance sheet.
A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
ATO — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing for RCI’s trial is scheduled to take place no later than September 2009.
The Company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2009 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 31 March 2009 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit. As at 31 March 2009 and 2008, this deposit totaled US$173.5 million and US$205.8 million, respectively.
ATO Settlement
As announced on 12 December 2008, the Company and the ATO reached an agreement that finalised tax audits being conducted by the ATO on the Company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.
The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of A$153.0 million (US$101.6 million) in December 2008.
Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the IRS had issued the Company with a NOPA that concluded that the Company did not qualify for the United States — Netherlands Treaty Limitations on Benefits (“LOB”) provision of the US-Netherlands Treaty applying from early 2006 and that accordingly it was not entitled to beneficial withholding tax rates on payments from the Company’s United States subsidiaries to its Netherlands companies for the calendar years 2006 and 2007.

James Hardie Industries N.V. and Subsidiaries
On 15 April 2009 the Company announced that the Appeals Division of the IRS had entered into a settlement agreement with the Company’s subsidiaries in which the IRS conceded its position in full with regard to its assertion in the NOPA. The IRS has concluded that, for those years, the Company is entitled to reduced withholding tax rates under the LOB for certain payments from the Company’s United States subsidiaries to its Netherlands companies. There is no impact on the Company’s fiscal year 2009 results. This agreement applies only to the 2006 and 2007 calendar years and does not affect or limit the IRS’ ability to challenge the Company’s qualification for benefits in later years.
15. Stock-Based Compensation
At 31 March 2009, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI NV 2001 Equity Incentive Plan; the 2005 Managing Board Transitional Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2008 and the Supervisory Board Share Plan 2006.
Compensation expense arising from equity award grants as estimated using pricing models was US$7.2 million, US$7.7 million and US$5.8 million for the years ended 31 March 2009, 2008 and 2007, respectively. As of 31 March 2009, the unrecorded deferred stock-based compensation balance related to equity awards was US$9.9 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.
JHI NV 2001 Equity Incentive Plan
Under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by our shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
On 19 October 2001 (the grant date), JHI NV granted options to purchase 5,468,829 shares of the Company’s common stock under the 2001 Equity Incentive Plan to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

			October 2001
	Original		Number	Option
Original Shadow	Exercise		of Options	Expiration
Share Grant Date	Price		Granted	Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010
As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

James Hardie Industries N.V. and Subsidiaries
The following table summarises the additional option grants:

	Original		Number	Option
Share Grant	Exercise		of Options	Expiration
Date	Price		Granted	Date

December 2001	A$	5.65	4,248,417	December 2011
December 2002	A$	6.66	4,037,000	December 2012
December 2003	A$	7.05	6,179,583	December 2013
December 2004	A$	5.99	5,391,100	December 2014
February 2005	A$	6.30	273,000	February 2015
December 2005	A$	8.90	5,224,100	December 2015
March 2006	A$	9.50	40,200	March 2016
November 2006	A$	8.40	3,499,490	November 2016
March 2007	A$	8.90	179,500	March 2017
March 2007	A$	8.35	151,400	March 2017
December 2007	A$	6.38	5,031,310	December 2017
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.
Under the 2001 Equity Incentive Plan, the Company granted 1,690,711 and nil restricted shares of common stock to its employees in the years ended 31 March 2009 and 2008, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. At 31 March 2009 and 2008, there were 1,320,000 options outstanding under this plan.
On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.

James Hardie Industries N.V. and Subsidiaries
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company’s Managing Board and to Executives. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. In August 2007 an additional 1,016,000 options were granted to the Managing Board under the LTIP. The vesting of these options are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At 31 March 2009, there were 2,148,000 options outstanding under this plan.
Under the LTIP, the Company granted 1,569,622 and nil restricted shares of common stock to its employees in the years ended 31 March 2009 and 2008, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its Supervisory Board Share Plan with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2009, 79,342 shares had been acquired under this plan.
Stock Options
The following table summarises all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at 31 March 2007	19,420,793	18,939,817	A$	7.52

Granted	(6,047,310)	6,047,310	A$	6.62
Exercised	—	(606,079)	A$	6.33
Forfeited	2,190,811	(2,190,811)	A$	7.79

Balance at 31 March 2008	15,564,294	22,190,237	A$	7.29

Newly Authorised	4,291,230	—
Granted	—	—
Exercised	—	(25,000)	A$	5.99
Forfeited	3,892,309	(3,892,309)	A$	7.34

Balance at 31 March 2009	23,747,833	18,272,928	A$	7.28

James Hardie Industries N.V. and Subsidiaries
The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued and recognise this estimated value as compensation expense over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
There were no stock options granted during the year ended 31 March 2009. For the years ended 31 March 2008 and 2007, the Company granted 5,031,310 and 3,830,390 stock options under the 2001 Equity Incentive Plan, respectively. For the years ended 31 March 2008 and 2007, the Company granted 1,016,000 and 1,132,000 stock options under the LTIP, respectively.
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using the Black-Scholes option-pricing model during the years ended 31 March:

	2008		2007

Dividend yield		5.0%		1.5%
Expected volatility		30.0%		28.1%
Risk free interest rate		3.4%		4.6%
Expected life in years		4.4		5.1
Weighted average fair value at grant date	A$	1.13	A$	2.40
Number of stock options		5,031,310		3,830,390
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using a binomial lattice model that incorporates the Monte Carlo method during the years ended 31 March:

	2008		2007

Dividend yield		5.0%		1.6%
Expected volatility		32.1%		28.1%
Risk free interest rate		4.2%		4.6%
Weighted average fair value at grant date	A$	3.14	A$	3.30
Number of stock options		1,016,000		1,132,000
The total intrinsic value of stock options exercised was nil, A$1.2 million and A$10.3 million for the years ended 31 March 2009, 2008 and 2007, respectively.
The weighted average grant-date fair value of stock options granted was A$1.47 and A$2.61 during the years ended 31 March 2008 and 2007, respectively.
Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, nil and US$1.8 million for the years ended 31 March 2009, 2008 and 2007, respectively.

James Hardie Industries N.V. and Subsidiaries
The following table summarises outstanding and exercisable options as of 31 March 2009:

		(In Australian dollars)
		Options Outstanding						Options Exercisable
			Weighted	Weighted					Weighted
			Average	Average		Aggregate			Average		Aggregate
Exercise			Remaining	Exercise		Intrinsic			Exercise		Intrinsic
Price		Number	Life (in Years)	Price		Value		Number	Price		Value
A$	3.09	409,907	1.6	A$	3.09		454,997	409,907	A$	3.09	A$	454,997
	3.13	100,435	0.6		3.13		107,465	100,435		3.13		107,465
	5.06	617,592	2.7		5.06		—	617,592		5.06		—
	5.99	2,226,125	5.7		5.99		—	2,226,125		5.99		—
	6.30	93,000	5.9		6.30		—	93,000		6.30		—
	6.38	3,408,084	8.7		6.38		—	1,010,930		6.38		—
	6.45	851,000	3.6		6.45		—	851,000		6.45		—
	7.05	2,019,250	4.7		7.05		—	2,019,250		7.05		—
	7.83	1,016,000	8.4		7.83		—	—		—		—
	8.35	151,400	8.0		8.35		—	75,700		8.35		—
	8.40	3,143,835	7.6		8.40		—	1,124,656		8.40		—
	8.53	1,320,000	6.7		8.53		—	1,320,000		8.53		—
	8.90	2,876,100	6.7		8.90		—	2,867,550		8.90		—
	9.50	40,200	6.9		9.50		—	40,200		9.50		—

Total		18,272,928	6.6	A$	7.27	A$	562,462	12,756,345	A$	6.83	A$	562,462

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$4.20 as of 31 March 2009, which would have been received by the option holders had those option holders exercised their options as of that date.
Restricted Stock
The Company accounts for restricted stock in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of restricted stock issued and recognise this estimated value as compensation expense over the periods in which the restricted stock vests.
The following table summarises all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Grant
	Shares	Date Fair Value
Nonvested at 1 April 2008	—		—

Granted	3,260,333	A$	3.98
Vested	(24,052)	A$	3.85
Forfeited	(245,220)	A$	4.40

Nonvested at 31 March 2009	2,991,061	A$	3.95

James Hardie Industries N.V. and Subsidiaries
Restricted Stock — time vesting
The Company granted restricted stock units to employees as follows:

		Restricted
		Stock Units
Grant Date	Equity Award Plan	Granted

17 June 2008	JHI NV 2001 Equity Incentive Plan	698,440
15 Septem ber 2008	Long-Term Incentive Plan	201,324
17 Decem ber 2008	JHI NV 2001 Equity Incentive Plan	992,271

		1,892,035

The fair value of each restricted stock unit is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.
The following table includes the assumptions used for restricted stock grants valued during the year ended 31 March 2009. There were no restricted stock units granted during the years ended 31 March 2008 and 2007.

	17 June 2008		15 September 2008		17 December 2008
	Grant		Grant		Grant

Dividend yield	$0.20 per annum		$0.20 per annum			2.9%
Risk free interest rate		2.9%		1.8%		1.3%
Expected life in years		2.0		2.0		3.0
JHX stock price at grant date	A$	4.93	A$	4.98	A$	3.85
Number of restricted stock units		698,440		201,324		992,271
Restricted Stock — market condition
Under the terms of the Long-Term Incentive Plan (LTIP) the Company granted 1,368,298 restricted stock units to members of executive management. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP rules.
The fair value of each restricted stock unit, granted under the LTIP, is estimated using the Monte Carlo method.
The following table includes the assumptions used for restricted stock grants, under the LTIP, valued during the year ended 31 March 2009. There were no restricted stock units granted during the years ended 31 March 2008 and 2007.

	15 September 2008		17 December 2008
	Grant		Grant

Dividend yield		3.9%		2.9%
Expected volatility		34.9%		37.6%
Risk free interest rate		2.6%		1.3%
Expected life in years		3.0		3.0
JHX stock price at grant date	A$	4.98	A$	3.85
Number of restricted stock units		822,541		545,757

James Hardie Industries N.V. and Subsidiaries
16. Share Repurchase Program
On 15 August 2007, the Company announced a share repurchase program of up to 10% of the Company’s issued capital, approximately 46.8 million shares. The Company repurchased nil and 35.7 million shares of common stock during the years ended 31 March 2009 and 2008, respectively. The shares repurchased during the year ended 31 March 2008 had an aggregate cost of A$236.4 million (US$208.0 million) and the average price paid per share of common stock was A$6.62 (US$5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company officially cancelled 35.0 million shares on 31 March 2008. On 27 March 2009, the Company cancelled the remaining 0.7 million shares held in treasury. The Company ceased the share repurchase program on 20 August 2008.
17. Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. On 1 April 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fibre Cement and Other, into one operating segment, USA and Europe Fibre Cement. On 22 May 2008, the Company ceased the operation of its pipe business in the United States. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2009	2008	2007

USA & Europe Fibre Cement	$929.3	$1,170.5	$1,291.2
Asia Pacific Fibre Cement	273.3	298.3	251.7

Worldwide total	$1,202.6	$1,468.8	$1,542.9

	Income (Loss) Before Income Taxes
	Years Ended 31 March
(Millions of US dollars)	2009	2008	2007

USA & Europe Fibre Cement[2,3]	$199.3	$235.2	$353.1
Asia Pacific Fibre Cement[2]	47.1	50.3	39.4
Research and Development[2]	(18.9)	(18.1)	(17.1)

Segments total	227.5	267.4	375.4
General Corporate[4,5]	(53.9)	(304.0)	(462.0)

Total operating income (loss)	173.6	(36.6)	(86.6)
Net interest (expense) income[6]	(3.0)	1.1	(6.5)
Other expense	(14.8)	—	—

Worldwide total	$155.8	$(35.5)	$(93.1)

James Hardie Industries N.V. and Subsidiaries

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2009	2008

USA & Europe Fibre Cement	$772.6	$846.4
Asia Pacific Fibre Cement	167.9	218.3
Research and Development	12.2	13.9

Segments total	952.7	1,078.6
General Corporate[7,8]	946.0	1,101.3

Worldwide total	$1,898.7	$2,179.9

Geographic Areas

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2009	2008	2007

USA	$912.2	$1,153.1	$1,279.4
Australia	193.2	198.6	169.0
New Zealand	50.0	67.3	54.4
Other Countries	47.2	49.8	40.1

Worldwide total	$1,202.6	$1,468.8	$1,542.9

	Total Identifiable Assets
	93.3
(Millions of US dollars)	2009	2008

USA	$774.4	$846.6
Australia	99.8	139.0
New Zealand	27.1	26.1
Other Countries	51.4	66.9

Segments total	952.7	1,078.6
General Corporate[7,8]	946.0	1,101.3

Worldwide total	$1,898.7	$2,179.9

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$8.0 million, US$7.7 million and US$11.1 million in fiscal years 2009, 2008 and 2007, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.2 million, US$1.6 million and US$1.8 million in fiscal years 2009, 2008 and 2007, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$14.4 million, US$18.0 million and US$13.0 million in fiscal years 2009, 2008 and 2007, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$4.5 million, US$0.1 million and US$4.1 million in fiscal years 2009, 2008 and 2007, respectively.

James Hardie Industries N.V. and Subsidiaries
Research and development expenditures are expensed as incurred and in total amounted to US$23.8 million, US$27.3 million and US$25.9 million for the years ended 31 March 2009, 2008 and 2007, respectively.

[3]	Included in USA and Europe Fibre Cement for the year ended 31 March 2008 are asset impairment charges of US$71.0 million.

[4]	The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company’s corporate offices. Included in General Corporate for the year ended 31 March 2009 are favourable asbestos adjustments of US$17.4million, AICF SG&A expenses of US$0.7 million and ASIC expenses of US$15.0 million. Included in General Corporate for the year ended 31 March 2008 are unfavourable asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million and ASIC expenses of US$5.5 million. Included in General Corporate for the year ended 31 March 2007 are unfavourable asbestos adjustments of US$405.5 million and ASIC expenses of US$0.2 million

[5]	Includes costs of nil, nil, and US$13.6 million for SCI and other related expenses in fiscal years 2009, 2008 and 2007, respectively.

[6]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income (expense) is AICF interest income of US$6.4 million, US$9.4 and nil in fiscal years 2009, 2008 and 2007, respectively. See Note 11.

[7]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[8]	Asbestos-related assets at 31 March 2009 and 2008 are US$681.0 million and US$817.1 million, respectively, and are included in the General Corporate segment. See Note 11.
Concentrations of Risk
The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company’s net sales in one or all of the past three fiscal years.
These three customers’ accounts receivable represented 35% and 42% of the Company’s trade accounts receivable at 31 March 2009 and 2008, respectively. The following are gross sales generated by these three customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2009		2008		2007
		%		%		%
Customer A	$277.1	23.0	$431.3	27.9	$446.3	26.7
Customer B	149.6	12.4	167.3	10.8	168.9	10.3
Customer C	46.8	3.9	108.2	7.0	172.3	10.1

	$473.5		$706.8		$787.5
Approximately 24% of the Company’s fiscal year 2009 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the

James Hardie Industries N.V. and Subsidiaries
consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
18. Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income consists of the following components:

	31 March
(Millions of US dollars)	2009	2008

Pension and post-retirement benefit adjustments (net of US$1.1 million and US$1.0 million tax benefit, respectively)	$(1.4)	$(2.1)
Unrealised loss on restricted short-term investments	—	(4.4)
Foreign currency translation adjustments	3.6	23.4

Total accumulated other comprehensive (loss) income	$2.2	$16.9

James Hardie Industries N.V. and Subsidiaries
This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.
Disclaimer
This Financial Report of results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed on 8 July 2008 with the US Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success

James Hardie Industries N.V. and Subsidiaries
of research and development efforts; reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in key management personnel; and all other risks identified in the Company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.